EXHIBIT E

FORM OF LETTER FROM THE FUND TO SHAREHOLDERS IN CONNECTION WITH
ACCEPTANCE OF OFFERS OF TENDER

                         , 2023

Dear Shareholder,

SKK Access Income Fund (the “Fund”) has received and accepted for purchase your tender of all or a part of your shares of beneficial Share in the Fund (your “Shares”).

Because you have tendered and the Fund has purchased all or a part of your Shares, you are entitled to receive an initial payment in an amount equal to at least 95% of the value of the purchased Share based on the unaudited net asset value of the Fund as of December 29, 2023, or at a later date determined by the Fund if the Offer is extended (in each case, the “Repurchase Date”). A cash payment in this amount will be wire transferred to the account designated by you in your Letter of Transmittal within 65 days after the Repurchase Date.

If you tendered all of your Shares, a secondary payment representing the balance of the purchase amount, if any, will be paid to you promptly after the completion of the calculation of the Fund’s net asset value as of the Repurchase Date. We expect that the calculation of the Fund’s net asset value will be completed by the end of February 2024.

If you are tendering only a portion of your Shares, you remain a Shareholder of the Fund with respect to the portion of your Shares that you did not tender.

Should you have any questions, please feel free to contact the Fund’s Tender Offer Administrator at (800) 711- 9164.

Sincerely,

SKK ACCESS INCOME FUND